Ravel Health

Consolidated Financial Statement for the Period Ended

December 31, 2022

(These financials are not audited)

Ravel Health
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
City Wide	1,630.00
Stripe Account	500.00
Total Checking/Savings	2,130.00
Total Current Assets	2,130.00
TOTAL ASSETS	**2,130.00**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan from Owner- Kevin	1,085.83
Total Other Current Liabilities	1,085.83
Total Current Liabilities	1,085.83
Total Liabilities	1,085.83
Equity	
Drake Equity	4,999.00
Jamie Equity	7,861.54
Kevin Equity	32,778.53
Members Equity	-46,916.84
Williams Equity	10,000.50
Net Income	-7,678.56
Total Equity	1,044.17
TOTAL LIABILITIES & EQUITY	**2,130.00**

Ravel Health
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Expense	
Bank Service Charges	100.00
Domain and Email	315.81
Donation	825.00
Email and Software	163.33
Hosting	99.00
License Fees	10.00
Marketing	1,095.60
Meals and Entertainment	11.34
Postage	288.48
Professional Fees	750.00
Training	750.00
Website Development	3,270.00
Total Expense	7,678.56
Net Ordinary Income	-7,678.56
Net Income	**-7,678.56**

Ravel Health
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-7,678.56
Net cash provided by Operating Activities	-7,678.56
FINANCING ACTIVITIES	
Jamie Equity	7,861.54
Kevin Equity	-553.33
Net cash provided by Financing Activities	7,308.21
Net cash increase for period	-370.35
Cash at beginning of period	2,500.35
Cash at end of period	**2,130.00**

| | Class M Units | | Class A Units | | | | |
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Beginning Balance							
Contributions	42,499	2	995,000	2	$55,639.57	$0	$55,639.57
Other Comprehensive Gain (Loss)						-46,916.84	-46,916.84
Net Income						-7,678.56	-7,678.56
Ending Balance, December 31, 2022	42,499	2	995,000	2	$55,639.57	-$54,595.40	$1,044.17

RAVEL HEALTH NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT DECEMBER 31, 2022

Summary of Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information through December 31, 2022. Ravel Health was incorporated in the State of Colorado on October 2, 2019.

Ravel Health is a virtual, integrative nationwide clinic specializing in chronic Lyme and tickborne disease. Our goal is to provide affordable, on-demand care from highly vetted Lyme-literate physicians, all from the comfort of home.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of Ravel Health LLC, (the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a very limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.